

May 13, 2013

Via E-mail
Michael Rothenberg
Moab Capital Partners, LLC
15 East 62nd Street
New York, NY 10065

> **Re:** **Mac-Gray Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2013 by Moab Capital Partners LLC, Moab Partners, L.P. and**
>   **Michael Rothenberg**
> **File No. 001-13495**

Dear Mr. Rothenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A – Preliminary Proxy Statement

Reasons for the Solicitation, page 3

1. We note your response to comments 6 and 8 in our letter dated May 3, 2013. For purposes of disclosure, revise to explain how you calculate organic revenue growth. Explain whether your calculation of organic revenue growth considers revenue growth generated from the operations of these acquired businesses post-acquisition as organic revenue attributed to the company since post-acquisition the acquired businesses are integrated into the company's business operations. Further, identify the specific time period(s) used to calculate organic revenue growth. For example, we note your disclosure on page 4 that "during the tenure of the incumbent Class I directors, organic revenue has actually declined by $27.6 million." We note Mr. Bryan was elected to the board in March 2004 and Ms. Tocio was elected to the board in November 2006. Please revise your disclosure accordingly.

2. Revise the first sentence in the second paragraph on page 4 to indicate that it is your belief that "the board has a history of not cooperating in the advancement of stockholder rights."

3. Revise your disclosure to identify the "large shareholder" that communicated to you that it supported your slate of directors in advance of the 2012 Annual Meeting.

4. We note your response to comment 14 in our letter dated May 3, 2013. Please clarify the time period you refer to on page 8 when you reference the CEO's increased compensation in "each of those years." In addition, please balance your disclosure on page 8 to discuss the CEO's specific compensation amounts for the years in questions, including explaining how the CEO's non-equity incentive plan compensation is calculated.

5. We note your response to comment 16 in our letter dated May 3, 2013. However, as referenced in our prior comment 16, please revise your disclosure on page 9 to clarify that the company successfully nominated Bruce Percelay, initially a Moab Capital nominee, as one of the company's director nominees for election as a Class III director at the company's 2012 Annual Meeting. We note your reference to a settlement with the Company. If there was no formal, written settlement agreement and the Company simply nominated Mr. Percelay after review of his credentials, please clarify. We note disclosure on page 4 in the company's definitive proxy statement filed on April 29, 2013, that the company's Governance and Nominating Committee interviewed Mr. Percelay, and subsequent to the interviews, determined to nominate Mr. Percelay for election to the board at the 2012 annual meeting of stockholders.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Alicia Harrison